UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
      ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☑ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
TAP SYSTEMS INC.

Legal status of issuer

> **Form**
> Corporation

> **Jurisdiction of Incorporation/Organization**
> Delaware

> **Date of organization**
> February 3, 2015

Physical address of issuer
177 E Colorado Boulevard, Pasadena, CA 91105

Website of issuer
https://tapwwithus.com

Current number of employees
12

	12/31/2022 Audited	12/31/2021 Audited
Total Assets	740,949	701,005
Cash & Cash Equivalents	417,532	424,689
Accounts Receivable	0	0
Inventory	213,247	246,852
Current Liability	495,052	662,075
Long-term Liability	5,813,385	6,129,869
Revenues/Sales	356,522	705,434
Cost of Goods Sold	115,830	206,796
Taxes Paid	16,122	21,887
Net Income	-1,788,861	-1,644,240

April 28, 2023

FORM C-AR

Tap Systems Inc.



This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C- AR) is being furnished by Tap Systems Inc., a Delaware Corporation (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at https://tapwithus.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirements of Regulation CF.

The date of this Form C-AR is April 28, 2022.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward- looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward- looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

4

Table of Contents

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The Business

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

Tap Systems Inc. ("We," the "Company" or "Tap") is a Delaware Corporation, formed on February 3, 2015. It was founded by two veteran technology entrepreneurs, Dovid Schick and Sabrina Kemeny PhD. The Company's goal remains to create disruptive products and technologies that allow for novel, innovative and efficient methods of communicating with Bluetooth-enabled devices, including Virtual Reality (VR) and Augmented Reality (AR) consoles and devices, smartphones, tablets, computers, smart watches, smart TV's, and projectors, as well as Playstation® , Xbox®, Meta Quest®, Hololens®, Vive and many more VR/AR/XR headsets that support Bluetooth 4.0+ pairing. (Playstation, Xbox, Meta Quest, Hololens and Vive are the registered trademarks of their respective owners.)

The Company's flagship product, the Tap Strap$^®$, is a revolutionary wearable which turns any surface into a keyboard. Each time you tap your fingers, a character or command is sent to your Bluetooth-enabled device. Tap addresses an immediate and expanding market need for diverse use cases ranging from virtual and augmented reality to adaptive input for the blind and visually impaired.

In May 2016, Tap was unveiled for Beta testing and media promotion. The Company began shipping to customers in February 2018. In 2019, the Company introduced "Tap Strap 2," another breakthrough in interaction technology. Tap Strap 2 is a more advanced, second generation, version of the Tap Strap that offers several powerful innovations, including AirMouse, the first plug-and-play gesture-based control system, and enhanced iPad integration.

The Company announced the introduction of its latest version of the Tap Strap, the TapXR™, in October 2022, and we started accepting pre-orders at that time. This device uses a highly sophisticated combination of motion and visual sensors and AI to accurately detect finger taps. It offers a full virtual keyboard with more than 100 commands, all conveniently situated on the user's wrist. The TapXR uses a set of uniform and intuitive commands for a seamless experience, wherever you are tapping. Each command is activated via a simple finger tap on any surface, even in low light situations. We believe that this enhanced Tap device is the most advanced wearable controller in the world; that it provides increased functionality, improved accuracy and greater comfort; that it will establish Tapping as the input method of the future; and that it will significantly expand our market. The first units of the TapXR are expected to be shipped during the second quarter of 2023.

The development of these products was spearheaded by Tap's research and development teams, consisting of seasoned software and hardware development experts.

On August 22, 2019, the Company commenced an offering of its shares on the StartEngine.com crowdfunding portal, pursuant to Reg CF (Regulation Crowdfunding) under which a maximum of $1,070,000 was permitted to be raised. In less than two months, the offering was fully subscribed. That offering was closed as of November 12, 2019.

Subsequently, on November 3, 2021, the Company commenced an offering of its shares on the Wefunder.com crowdfunding portal (through a Special Purpose Vehicle), pursuant to Reg CF (Regulation Crowdfunding). Total subscriptions to this offering have been approximately $2.3 million.

Concurrently with this Crowdfunding offering, the Company conducted an offering of its shares, open to Accredited Investors only, pursuant to Regulation D. Subscriptions totaled approximately $378,000.

The Company is located at 177 E Colorado Boulevard, Pasadena, CA 91105.

The Company's website is https://www.tapwithus.com.

The information available on or through our website is not a part of this Form C-AR.

RISK FACTORS

The SEC requires the company to identify risks that are specific to its business and its financial condition. In addition, the Company is subject to the same general risks that all companies in its business, and all companies operating in the current economy, are exposed to. These include risks relating to economic downturns, political and economic events, technological developments (such as hacking and the ability to prevent hacking), and results of the worldwide COVID-19 or other pandemics. Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

The following risks are related to the Company's business and industry and are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

We are an early stage company and have not yet generated any profits

Tap Systems was formed on February 3, 2015. It has a limited operating history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all of the business risks generally associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares if and when our directors determine that we are financially able to do so and deem such payment to be advisable. Tap Systems has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable at any time in the future or, even if we are profitable, that we will generate sufficient revenues to pay dividends to the holders of our shares.

We may not have sufficient capital and may be required to raise additional capital

We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates remain relatively low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit on favorable terms, or at all, when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity would require bringing on additional investors, which could necessitate pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced below its current price, your ownership percentage would be decreased as a result of the addition of more investors and/or shares. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your shares in the Company.

Our results of operations have been negatively impacted by the COVID-19 pandemic and may continue to be negatively impacted by it

While the worldwide COVID-19 pandemic has mostly subsided, it has had a negative impact on the Company and its operations and may continue to have a negative impact. We rely on third-party suppliers and manufacturers located in China and the outbreak has caused delays in our supply chain. Furthermore, we believe that some potential customers may have decided to delay or forego their purchase of our products in the current environment. These developments negatively impacted our sales and operating results.

Looking forward, the future impact of the COVID-19 pandemic is unknown, rapidly evolving, and cannot be predicted with certainty. A poor economic environment resulting from the continuing negative impacts of COVID-19 could result in continuing delays to our supply chain and significant decreases in demand for our product, including the delay or cancellation of current or anticipated purchases.

Any valuation at this stage is difficult to assess

Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and the Company's self-assessed value may be overpriced.

The Company's success is heavily dependent on certain key personnel

The Company is dependent on Dovid Schick, who is its CEO, and Sabrina Kemeny, who is its president, in order to execute its business plan. The loss of either Mr. Schick or Ms. Kemeny would have a material adverse impact on the Company's business, financial condition, cash flow and results of operations. The Company currently does not have an employment agreement with either Mr. Schick or Dr. Kemeny. While the Company intends to enter into such agreements with both individuals in the future, there can be no assurance that it will do so or that they will continue to be employed by the Company for any particular period of time. Furthermore, the Company has not purchased any key person insurance policies with respect to Mr. Schick or Dr. Kemeny. Therefore, if either were to die or become disabled, incapacitated or otherwise unavailable, the Company would not receive any financial compensation to assist it with such person's absence. While the Company intends to purchase such insurance coverage on both individuals in the future, there can be no assurance that it will do so or that such coverage would be available or affordable.

Minority holder; securities with voting rights

The non-management shareholders of the Company are minority shareholders and therefore have a limited ability to influence management's decisions concerning the running of the business and are trusting in management's discretion in making good business decisions that will grow these shareholders' investments. Furthermore, in the event of a liquidation of our company, these shareholders will only be paid out if there is any cash remaining after all of the creditors of the Company have been paid out.

Our products could fail to achieve our sales projections

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products, including the new TapXR®, will be able to more rapidly gain traction in the marketplace. However, it is possible that the Tap Strap will fail to gain significant market acceptance for any number of reasons. If it fails to achieve significant sales and acceptance in the marketplace, it could materially and adversely impact the value of your investment.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

One of the Company's most valuable assets is its intellectual property. The Company owns six issued U.S. patents and two pending U.S. patents, as well as one granted European patent with corresponding national patents in the United kingdom, France, and Germany. The Company also owns registered and common law trademarks, copyrights, Internet domain names, and trade secrets. Intellectual property is a complex and uncertain field of law. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our intellectual property protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The transferability of Shares purchased in the Company's Regulation CF offering is limited

Any Common Stock that was purchased through the Company's Regulation CF offerings, conducted in 2019 and in 2021-22, are subject to SEC limitations of transfer. This means that those Shares cannot be resold for a period of at least one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

The Company's shares, including the shares purchased in the Company's Regulation CF offerings, could be illiquid for a long period of time

Shareholders who purchased shares of the Company's Common Stock, including those who purchased Shares in the Company's Regulation CF offerings, conducted in 2019 and in 2021-22, should be prepared to hold their investments for several years or longer. There is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. While the Company may be acquired by an established player in the industry, that may never happen or it may happen at a price that results in you losing money on this investment. Furthermore, in the event of an underwritten public offering of the Company's Common Stock, then during the 180-day period following the effective date of such public offering (or such longer period as the underwriters or the Company shall request in order to facilitate compliance with NASD Rule 2711 or NYSE Member Rule 472 or any successor or similar rule or regulation), if requested by the Company, you will not be permitted to sell, dispose of, transfer, make any short sale of, grant any option for the purchase of, or enter into any hedging or similar transaction with the same economic effect as a sale, any of the Company Shares that you hold.

Interest on debt securities could increase costs and negatively impact operating results

Preferred stock could be issued by the Company from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Projections: Forward Looking Information

Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material.

Any projected results cannot be guaranteed

Developing new products and technologies entails significant risks and uncertainties. Delays or cost overruns in the production and shipping of our Tap Strap and future products, if any, and failure of the products to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could have a material adverse effect on our operating performance and results of operations.

Loss of personnel or our failure to attract and retain additional highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day-to-day operations, in addition to Mr. Schick and Dr. Kemeny. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact our operating performance and results of operations.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, the Company could be adversely impacted by our reliance on third parties and their performance.

Litigation

The Company is not a party to any active lawsuits.

As previously reported, a lawsuit was filed in February 2018 in the Jerusalem (Israel) Regional Labor Court by Six Eye Interactive against seven of Six Eye's former employees, some of whom went on to work at the Company. The court issued a stay in that case and it is currently inactive and effectively on hold.

The Company believes that the foregoing lawsuit is without merit, has retained counsel and has been vigorously defending against plaintiff's claims. The Company does not believe that it will result in any material adverse outcome to the Company. However, this matter is subject to inherent uncertainties and management's view of this matter may change in the future.

Additionally, in the normal course of business, the Company could become involved in various lawsuits and legal proceedings. Adverse outcomes in some or all of these claims may result in significant monetary damages or injunctive relief that could adversely affect our ability to conduct our business.

The Company Does Not Anticipate Paying Any Cash Dividends for the Foreseeable Future

To date, the Company has not paid any dividends to its shareholders. It currently intends to retain future earnings, if any, to support its business and does not intend to pay any dividends to its shareholders in the foreseeable future.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies

We are not required to complete an attestation about our financial controls that would be required of public companies under Section 404 of the Sarbanes-Oxley Act of 2002; nor do we have the internal infrastructure necessary to complete such an attestation. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

We may not be able to adapt to new content distribution platforms and to changes in consumer behavior resulting from these new technologies

We must successfully adapt to technological advances in our industry, including the emergence of alternative mobile communication platforms. Our ability to exploit new platforms and technologies will affect our ability to maintain or grow our business and may increase our capital expenditures. Additionally, we must adapt to changing consumer behavior driven by these advances. Such changes may impact the revenue and profits, if any, that we are able to generate.

Our outstanding loan agreements are secured by the Company's assets and may affect our ability to borrow in the future

There are currently outstanding convertible loans to the Company in the aggregate amount of $4,890,000, consisting of aggregate loans of $4,750,000 borrowed by the Company from its CEO, a loan of $100,000 borrowed by the Company from a former officer, and a loan of $40,000 borrowed by the Company from outside investors. The Company's obligations under the majority of these loans are secured by a first priority security interest in all of the Company's personal property and other assets. The applicable loan and security agreements limit the Company's ability to grant or allow the imposition of any other lien or security interest upon the collateral. This may restrict or limit the ability of the Company to borrow additional funds until such time as these currently outstanding loans are repaid in full or converted into equity.

Our business projections are only projections

There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, or even if we do, that we will be able to make a profit. To date, the Company has not had any profits.

Terms of Company financings may adversely impact the value of our Common Stock

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of each share of the Company's Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly result in a lower purchase price per share.

Developing new products and technologies entails significant risks and uncertainties

Delays or cost overruns in the production and shipping of our Tap Strap and future products, if any, and failure of the products to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with Voting Rights

Our Common Stock has voting rights attached to it. Nonetheless, the minority shareholders of the Company will have a limited ability to influence management's decisions on how to run the business and are trusting in management's discretion in making good business decisions that will grow their investments. Furthermore, in the event of a liquidation of our company, owners of our Common Stock will only be paid out if there is any cash remaining after all of the creditors of the Company have been paid out.

Our products could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to more rapidly gain traction in the marketplace. However, it is possible that the Tap Strap will fail to gain significant market acceptance for any number of reasons. If it fails to achieve significant sales and acceptance in the marketplace, it could materially and adversely impact the value of your investment.

We may face potential difficulties in obtaining capital

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of an approved product and revenues from sales, as well as the inherent business risks associated with our company and present and future market conditions. While our Company generates revenue, future sources of revenue may not be sufficient to meet our future capital requirements. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations. To the extent that we raise additional capital through the sale of equity or debt securities, your ownership interest will be diluted and the terms may include liquidation or other preferences that adversely affect your rights as a stockholder. There is no guarantee that we will be able to raise additional capital, whether through a debt or equity financing, on favorable terms or at all. The incurrence of indebtedness would result in increased fixed payment obligations and could involve restrictive covenants, such as limitations on our ability to incur additional debt, limitations on our ability to acquire or license intellectual property rights and other operating restrictions that could adversely impact our ability to conduct our business.

The development and commercialization of our products is highly competitive

We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products and services and thus may be better equipped than us to develop and commercialize products and services. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products/services will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

We depend on third party providers, suppliers and licensors to supply some of the hardware, software and operational support necessary to provide some of our services

We obtain these materials from a limited number of vendors, some of which do not have a long operating history or which may not be able to continue to supply the equipment and services we desire. Some of our hardware, software and operational support vendors represent our sole source of supply or have, either through contract or as a result of intellectual property rights, a position of some exclusivity. If demand exceeds these vendors' capacity or if these vendors experience operating or financial difficulties, or are otherwise unable to provide the equipment or services we need in a timely manner, at our specifications and at reasonable prices, our ability to provide some services might be materially adversely affected, or the need to procure or develop alternative sources of the affected materials or services might delay our ability to serve our customers. These events could materially and adversely affect our ability to retain and attract customers, and have a material negative impact on our operations, business, financial results and financial condition.

Quality management plays an essential role in determining and meeting customer requirements, preventing defects, improving the Company's products and services and maintaining the integrity of the data that supports the safety and efficacy of our products

Our future success depends on our ability to maintain and continuously improve our quality management program. An inability to address a quality or safety issue in an effective and timely manner may also cause negative publicity, a loss of customer confidence in us or our current or future products, which may result in the loss of sales and difficulty in successfully launching new products. In addition, a successful claim brought against us in excess of available insurance or not covered by indemnification agreements, or any claim that results in significant adverse publicity against us, could have an adverse effect on our business and our reputation.

We may implement new lines of business or offer new products and services within existing lines of business

There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients, or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

In general, demand for our products and services is highly correlated with general economic conditions

A substantial portion of our revenue is derived from discretionary spending by individuals, which typically falls during times of economic instability. Declines in economic conditions in the U.S. or in other countries in which we operate may adversely impact our consolidated financial results. Because such declines in demand are difficult to predict, we or the industry may have increased excess capacity as a result. An increase in excess capacity may result in declines in prices for our products and services.

The Company will have to raise additional funds in order to sustain its current business plan

In order to achieve the Company's near and long-term goals, the Company will need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we will not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause a Purchaser to lose all or a portion of his or her investment.

We are subject to income taxes as well as non-income-based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in the U.S.

Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non- income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position in the period or periods for which determination is made.

Changes in employment laws or regulations could harm our performance.

Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan.

THE COMPANY AND ITS BUSINESS

Company Overview

Tap Systems Inc. ("We," the "Company" or "Tap") is a Delaware Corporation, formed on February 3, 2015. It was founded by two veteran technology entrepreneurs, Dovid Schick and Sabrina Kemeny PhD. The Company's goal remains to create disruptive products and technologies that allow for novel, innovative and efficient methods of communicating with Bluetooth-enabled devices, including Virtual Reality (VR) and Augmented Reality (AR) consoles and devices, smartphones, tablets, computers, smart watches, smart TV's, and projectors, as well as Playstation® , Xbox®, Meta Quest®, Hololens®, Vive and many more VR/AR/XR headsets that support Bluetooth 4.0+ pairing. (Playstation, Xbox, Meta Quest, Hololens and Vive are the registered trademarks of their respective owners.)

The Company's flagship product, the Tap Strap®, is a revolutionary wearable which turns any surface into a keyboard. Each time you tap your fingers, a character or command is sent to your Bluetooth-enabled device. Tap addresses an immediate and expanding market need for diverse use cases ranging from virtual reality to adaptive input for the blind and visually impaired.

The Tap Strap can be used for almost any digital writing, mouse control or input control. It is highly mobile - being a hand wearable and requiring no specific surface, and can even be used without having to see what your hands are doing. Tap is also very easy to learn, requiring only about one tenth of the time that it takes to master a QWERTY keyboard. Tapping requires only one hand, and yet users often achieve speeds of over 70 words per minute.

In May 2016, the first generation Tap Strap was unveiled for Beta testing and media promotion, and the Company began shipping to customers in February 2018.

In 2019, The Company introduced "Tap Strap 2," another breakthrough in interaction technology. Tap Strap 2 is a more advanced, second generation, version of the Tap Strap that offers several powerful innovations, including AirMouse, the first plug-and-play gesture-based control system, and enhanced iPad integration.

The Company announced the introduction of its latest version of the Tap Strap, the TapXR™, in October 2022, and we started accepting pre-orders at that time. This device uses a highly sophisticated combination of motion and visual sensors and AI to accurately detect finger taps. It offers a full virtual keyboard with more than 100 commands, all conveniently situated on the user's wrist. The TapXR uses a set of uniform and intuitive commands for a seamless experience, wherever you are tapping. Each command is activated via a simple finger tap on any surface, even in low light situations. We believe that this enhanced Tap device is the most advanced wearable controller in the world; that it provides increased functionality, improved accuracy and greater comfort; that it will establish Tapping as the input method of the future; and that it will significantly expand our market. The first units of the TapXR are expected to be shipped during the second quarter of 2023.

The development of these products was spearheaded by Tap's research and development teams, consisting of seasoned software and hardware development talent.

On August 22, 2019, the Company commenced an offering of its shares on the StartEngine.com crowdfunding portal, pursuant to Reg CF (Regulation Crowdfunding) under which a maximum of $1,070,000 was permitted to be raised. In less than two months, the offering was fully subscribed. That offering was closed as of November 12, 2019. Subsequently, on November 3, 2021, the Company commenced an offering of its shares on the Wefunder.com crowdfunding portal (through a Special Purpose Vehicle), under which subscriptions totaled approximately $2.3 million.

Business Plan

At this stage, our focus is on three immediate and compelling market entry points.

The first, our largest market segment, is the consumer input market. Our customers purchase Tap to assist them in solving input challenges where the use of a standard keyboard would not be ideal or practical. These situations range from mobile computing to ergonomics to gaming, as well as many other specialty situations. One of the drivers for the growth of this market is the dramatically increased adoption of Virtual and Augmented Reality headsets. We believe that our products uniquely help to unlock the full potential of AR and VR.

According to VentureBeat and Forbes, major consumer technology companies, such as Google, Facebook, Apple, Samsung and Microsoft as well as media and gaming developers are investing billions of dollars in this emerging category. While output has made great advances in recent years, there still is no effective method for language input. The only way to browse for content in a VR environment is by the slow and awkward "gaze and click" method. In addition, it is currently impossible to respond to texts or interact socially without taking off the VR goggles. With Tap, users can easily search and browse, compose texts and navigate menus from within the VR environment. We believe that this presents a significant market opportunity which provides tremendous growth potential for Tap.

17

The second market on which we focus is the business and enterprise market. There are many work situations in which a standard keyboard is not sufficient to perform a work task. For example, many tasks require that the operator perform a work function with one hand while entering data with the other hand. Tap is ideal for this common situation. In other situations, the work requires that the operator performs a task while moving from one area to another, and it is not possible or practical to carry a keyboard. In addition, many enterprises are adopting augmented reality headsets to assist their employees to perform their jobs. These devices have no keyboard capabilities at all, and Tap is a powerful solution to allow them to input while they work.

The third addresses the recent trend among blind and low vision individuals to adopt mobile technology. In recent years, powerful adaptive technologies such as Apple's voiceover and Google's Talkback have made smartphones and tablets accessible to the visually impaired. However, text input and device control are still slow and cumbersome. With Tap, which is an eyes-free tactile input system, blind users can input text and control their devices with the same speed and ease as sighted users.

This vertical is compelling, not only because of the strong need for the technology but also because adaptive devices command a substantially higher selling price than do consumer devices. In addition, the market is concentrated, easy to access from a marketing perspective and is growing rapidly as mobile technology continues to be widely adopted. We believe that this market provides Tap with a predictable and low cost-of-entry revenue base.

Voice input continues to improve. However, voice alone is an inadequate solution because of its inherent limitations: lack of privacy, difficulty correcting mistakes, dictation style is less precise than writing style, and difficult to use in noisy environments. Voice is also awkward to use for command-rich input, e.g. playing a game.

Competition

The Tap technology is relevant to the smart-wearable and mobile-device-interaction market, which includes smart watches, augmented and virtual reality headsets, as well as mobile phones and tablets. The total addressable market for peripherals in this category is estimated to grow from 99.4 million units in 2019 to 200.2 million units in 2023 (Statistica). This estimate does not include more conventional hand-held mobile devices, which have a combined installed base of over 2 billion users.

We believe that there are several companies that develop user-interaction devices for the smart wearables market. They generally utilize one of the following interaction methodologies: speech, air gestures and projected keys. Some of these companies are actual or potential competitors of the Company.

We believe that each of the aforementioned methodologies has inherent flaws: speech is a critical part of the future of interaction, but is not a comprehensive solution. Air gestures are slow, difficult to master, and cannot support complex input. Projected keys require eye focus, and two-hand use, and are susceptible to errors and speed issues. Our Tap Strap products offer significant advantages over these methodologies.

Competitive companies include larger companies than ours, such as UltraLeap, which sells an optical-based gesture recognition system; Vrvana, which has developed an optical-based hand tracking device for virtual reality; and Primesense, which is one of the original optical gesture recognition companies.

DIRECTORS AND OFFICERS OF THE COMPANY

The directors and officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Dovid Schick. Mr. Schick is the Company's Chief Executive Officer, Founder and a Director, and has served in these capacities since the Company's inception in 2015. He is an electrical engineer and entrepreneur, and was the founder and former CEO of Schick Technologies, Inc., the first company to commercialize a real-time digital radiology system for dentists. Mr. Schick took that company public in 1997, and it merged with Sirona Dental Systems in 2005. Since retiring from Schick Technologies, Mr. Schick has advised numerous technology companies in the areas of semiconductors, digital imaging, medical devices and software.

Mr. Schick holds a B.S. degree in electrical engineering from the University of Pennsylvania's Moore School of Engineering. He is the spouse of Dr. Kemeny.

Mr. Schick's current primary role is with the Company. As CEO, he is generally responsible for the overall success of the Company and for making top-level managerial decisions. His primary duties include communicating, on behalf of the Company, with shareholders, government entities, and the public; leading the development of the Company's short- and long-term strategies; creating and implementing the Company's vision and mission; evaluating the work of other executive leaders and personnel within the Company; maintaining awareness of the competitive market landscape, expansion opportunities, and industry developments; ensuring that the Company maintains high social responsibility wherever it does business; assessing risks to the Company and ensuring they are monitored and minimized; setting strategic goals and making sure they are measurable and describable.

Sabrina Kemeny, PhD. Dr. Kemeny is the Company's Co-Founder, President and Corporate Secretary, and has served in these capacities since the Company's inception in 2015. She has also served as a Director of the Company since July 2019. Dr. Kemeny co- invented camera-on-a-chip technology which revolutionized digital imaging and is at the core of every cell phone and digital camera. Dr. Kemeny was co-founder and CEO of Photobit Corporation, the company that successfully commercialized the CMOS sensor technology. Photobit was purchased by Micron.

Dr. Kemeny holds BS and MS degrees and a PhD, all in electrical engineering, from Columbia University. She is the spouse of Mr. Schick.

Dr. Kemeny's current primary role is with the Issuer. As President and Corporate Secretary, she is responsible for communicating, on behalf of the Company, with shareholders, government entities, and the public; implementing the Company's short- and long-term strategies; maintaining awareness of the competitive market landscape, expansion opportunities and industry developments; ensuring that the company maintains high social responsibility wherever it does business.

Alec Marshall. Mr. Marshall is a Director of the Company and has served in that capacity since July 2019. In addition, since 2015, he has served as a consultant to the Company, providing marketing and product development expertise. Since January 2016, he has been the Managing Partner of 1Silicone Drive, a California-based high performance marketing and creative agency focusing on early stage companies, brands, and entertainment clients, including Apple, Adobe, Avid, Nike, McKinsey, Oracle and TED. Prior to that, Mr. Marshall led the application design team at Apple that launched the iTunes Music Store.

Mr. Marshall holds a bachelor's degree from the University of Virginia, and attended graduate school at Old Dominion University.

Mr. Marshall's current primary role is with 1Silicone Drive. His role as a Director of the Company is part time.

Eli Schick. Mr. Schick is a Director of the Company and has served in that capacity since July 2019. Since September 2013, he has been the Managing Member of Amidon Nurse Staffing, a healthcare staffing and recruiting firm which he founded. Prior to that, Mr. Schick served as Director of Staffing for Platinum HR Services and as Director of Medical Products at Schick Technologies.

Mr. Schick received a bachelor's and Doctor of Divinity degrees from Yeshiva University. He is the brother of Dovid Schick.

Mr. Schick's current primary role is with Amidon Nurse Staffing. His role as a Director of the Company is part time.

Employees of the Company

The Company currently has 12 full-time employees.

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

LITIGATION

The Company is not a party to any active lawsuits.

As previously reported, a lawsuit was filed in February 2018 in the Jerusalem (Israel) Regional Labor Court by Six Eye Interactive against seven of Six Eye's former employees, some of whom went on to work at the Company. The court issued a stay in that case and it is currently inactive and effectively on hold.

The Company believes that the foregoing lawsuit is without merit, has retained counsel and has been vigorously defending against plaintiff's claims. The Company does not believe that it will result in any material adverse outcome to the Company. However, this matter is subject to inherent uncertainties and management's view of this matter may change in the future.

OWNERSHIP AND CAPITAL STRUCTURE

Ownership

The following table sets forth information regarding beneficial ownership (fully diluted) of the Company's holders of 20% or more of any class of voting securities as of March 31, 2023.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Dovid Schick	5,574,454	Common Stock	21.76
Dovid Schick	0	Options & Warrants	0
Dovid Schick	4,750,000	Convertible Loans	18.54
Sabrina Kemeny PhD	4,040,000	Common Stock	15.77

The Company's Securities

The Company's outstanding securities include Common Stock, Options and Warrants, and Convertible Loans. As of December 31, 2021:

Common Stock. The number of Shares authorized is 50,000,000 with a total of 17,897,164 shares issued and outstanding. Each Share has one vote. The Company has not authorized or issued any class of shares other than the Common Stock.

Options and Warrants. There are a total of 922,620 Warrants and 919,915 employee stock options outstanding, of which none has been exercised to date. Each of these Warrants and Options is convertible to Common Stock. The Warrants have an exercise price of $1.25 per share, and the Options have an exercise price of $1.25 per share (for 161,513 Options), $1.00 per share (for 10,000 Options), $0.85 per share (for 101,875 Options) or $0.70 per share (for 144,000 Options). All Warrants and Options expire after 10 years following their respective dates of issuance and may no longer be exercised after that date.

Convertible Loans. These are loans to the Company that can be converted into Common Stock, A total of 4,874,000 shares are reserved for issuance to the respective lenders in the event of such conversion. The terms of the Convertible Loans are outlined below:

Amount outstanding: $4,890,000.00

Maturity Date: March 31, 2025

Interest Rate: 0.0%

Discount Rate: 0.0%

Valuation Cap:

$0.00

Conversion Price: Upon Maturity Date, at Option of Lender, at $1.00 per share

Security Interest: In connection with the convertible loans, the Company pledged to the Lender a first priority security interest in all of the Company's personal property and other assets, including without limitation: (i) all copyrights, patents, trademarks and other intellectual property; (ii) all equipment; (iii) all fixtures; (iv) all inventory; (v) all cash and cash equivalents; (vi) all letters of credit; and (vii) all deposit accounts and securities accounts with any bank, financial institution, securities intermediary or otherwise (the "Collateral"). Furthermore, under the terms of the convertible loans, without the Lender's prior written consent, the Company may not grant or allow the imposition of a lien or security interest upon the Collateral, except for financing statements hereunder naming the Lender as the secured party.

Early Repayment: Early repayment of the loans can be triggered in the event that: (a) the Company consolidates with or merges with or into another entity or person, (b) the Company sells all or substantially all of its assets to another entity or person, (c) a majority of the Company's equity securities are sold to another entity or person, or (d) an initial public offering of the Company's Common Stock, having gross proceeds of not less than $5,000,000, takes place; or (e) the Company defaults in the performance of any of its obligations under the applicable loan agreement.

DILUTION

Company shareholders should understand the potential for dilution of their shares due to the Company's issuance of additional shares. In other words, if and when the Company issues more shares, the percentage of the Company that a shareholder individually owns will decrease, even though the value of the Company, as a whole, may increase. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible loans or warrants) into stock.

There are currently outstanding warrants and a convertible note, described below in "Previous Offerings of Securities," that once executed and converted will further dilute the current shareholders' stake in the Company.

PREVIOUS OFFERINGS OF SECURITIES

Tap Systems has made the following issuances of securities within the last three years:

Date: May 01, 2015
Name: Common Stock

Type of security sold: Equity
Final amount sold: $775,000
Number of Securities sold: 8,857,143
Use of proceeds: Startup expenses, research & development, production costs, retaining personnel, legal and accounting fees
Offering exemption: Section 4(a)(2)

Date: Dec 31, 2016
Name: Common Stock
Type of security sold: Equity
Final amount sold: $586,250.00
Number of Securities sold: 471,400
Use of proceeds: Research & development, marketing, production, and general operating expenses
Offering exemption: 506(b)

Date: March 31, 2017
Name: Common Stock
Type of security sold: Equity
Final amount sold: $2,711,250
Number of Securities sold: 2,169,000
Use of proceeds: Research & development, marketing, production, and general operating expenses
Offering exemption: 506(b)

Date: August 02, 2018
Name: Common Stock with Warrant
Coverage Type of security sold: Equity
Final amount sold: $506,250
Number of Securities Sold: 405,000
Use of proceeds: Research & development, marketing, production, and general operating expenses
Offering exemption: 506(b)

Date: May 30, 2019
Name: Common Stock
Type of security sold: Equity
Final amount sold: $600,000
Number of Securities Sold: 600,000
Use of proceeds: Research & development, marketing, production, and general operating expenses
Offering exemption: Section 4(a)(2)

Date: April 25, 2019
Type of security sold: Convertible
Notes Final amount: $4,890,000
Use of proceeds: General research and development
Offering exemption: Section 4(a)(2)

Date: November 12, 2019
Name: Common Stock
Type of security sold: Equity
Final amount sold: $1,067,513.00
Number of Securities Sold: 1,093,993
Use of proceeds: Research & development, marketing, production, general operating expenses and line-of-credit repayment
Offering exemption: Regulation CF

Date: March 15, 2020
Name: Common Stock
Type of security sold: Equity Final amount sold: $ 395,503
Number of Securities Sold: 450,650
Use of proceeds: Research & development, marketing, production, general operating expenses and line-of-credit repayment
Offering exemption:506(b)

Date: October 1, 2020
Name: Common Stock
Type of security sold: Equity
Final amount sold: $ 1,065,000
Number of Securities Sold: 1,521,440
Use of proceeds: Research & development, marketing, production, general operating expenses and line-of-credit repayment

Offering exemption: 506(b)

Date: November 3, 2021
Name: Common Stock
Type of security sold: Equity
Final amount sold: $2,300,000
Number of Securities Sold: 1,249,938
Use of proceeds: Research & development, marketing, production, general operating expenses and line-of-credit repayment
Offering exemption: Regulation CF

Date: February 1, 2022,
Name: Common Stock
Type of security sold: Equity
Final amount sold: $ 377,500
Number of Securities Sold: 245,369
Use of proceeds: Research & development, marketing, production, general operating expenses and line-of-credit repayment
Offering exemption: 506(b)

REGULATORY INFORMATION

The Company has not previously failed to comply with the ongoing reporting requirements of 17 CFR Section 227.202 (Regulation Crowdfunding).

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Annual Report. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors," and elsewhere in this Form C-AR.

Results of Operations

The Company is in the business of developing, manufacturing and selling a revolutionary wearable input device called the Tap Strap. The Company's current product, the "Tap Strap 2," is a more advanced, second generation, version of the Tap Strap. The Company is currently developing a wrist wearable Tap bracelet, expected to be released commercially, under the "Tap XR" name, beginning in the second quarter of 2023.

We began shipping the Tap Strap to customers in February 2018. Prior to that point, we had no revenues, and all manufacturing expenses were capitalized. Starting in February of 2018, the Company began to recognize revenue for the sale of our product, which amounted to $760,893 for the year 2018, $1,311,181 for the year 2019, $885,346 for the year 2020, $705,434 for the year 2021, and $356,522 for the year 2022. Revenues consisted of sales of the Tap Strap, along with associated shipping fees.

Our largest expense has historically been research and development salaries and materials. Salaries were approximately $1,099,893 for 2021 and $1,155,029 for 2022.

In the future, we expect that our revenues will increase significantly, as awareness of our technology continues to increase and the overall market for wearable display devices continues to grow. Growth is driven by several factors, including improvements to our Tap Strap product, making it the most advanced wearable controller in the world, improvements in our sales, marketing and distribution programs, as well as the increased maturing of technologies which utilize the Tap technology, such as augmented and virtual reality headsets.

Cost of Goods Sold

Cost of goods sold was $115,830 in fiscal year 2022, yielding a gross margin of 68% and gross profit of $240,692. Cost of goods sold was $206,795 in fiscal year 2021, yielding a gross margin of 71% and gross profit of $498,638. Over time, as our sales volumes increase and we are able to take advantage of economies of scale and the implementation of cost reduction programs, we expect our gross margins to improve. This decline is driven primarily by more favorable pricing from the contract manufacturers who produce the Tap Strap for us.

Expenses

Expenses in fiscal years 2021 and 2022 respectively totaled $2,175,611 and $2,253,664. The increase in expenses reflects increased spending on research and development partly offset by a decrease in selling and marketing activities. We expect that our R&D expenses will continue to grow modestly over the coming year; however, we expect that our sales and marketing expenses will increase significantly as we expand our sales activities.

Net Loss

In fiscal years 2021 and 2022, the Company incurred losses of $ $1,644,240 and $ 1,788,861, respectively. The increase in the Company's losses in 2022 reflects higher expenditures in research and development activities consisting of engineering expenses (primarily salaries and third-party technical services) incurred in the development of the TapXR®. We anticipate a gradual decline in our net loss as our revenues increase.

Liquidity and Capital Resources

Since its inception in 2015, the Company has raised net amount of $6,868,755.01 through the sale of equity in the form of common stock. In addition, the Company has borrowed $ $4,890,000.00 in the form of convertible loans: this includes the sum of $ $4,750,000.00 with a significant majority of such loans made to the Company by its CEO, which may be converted into common stock at a price of $1.00 per share. These convertible loans do not carry any interest. In addition, the company borrowed SBA loans through the government program totaling the sum of $499,269, which bear an annual interest rate of 3.75%.

The Company is currently consuming cash on a monthly basis. Absent any other source of funds, it is anticipated that funds will have to be raised in future Offerings to support the continued viability of the Company. As of December 31, 2022, the Company had $417,532 of cash, and $213,247of saleable inventory.

We incur monthly expenses, primarily in research and development and sales and marketing. We currently have an adequate amount of prepaid inventory on hand, and therefore do not anticipate any need to make substantial inventory purchases in the coming months. We are also increasing our rate of sales and decreasing our cost of acquisition per customer. We do not anticipate any significant capital expenses or increase in personnel during this period.

For 2023, we do not anticipate any significant capital expenses or increase in personnel during this period; however, we do anticipate that our expenditures in sales and marketing expenses will continue to rise as the Company increases its activities in both ecommerce and physical retail selling activities.

To the extent necessary and depending on its eligibility, the Company may apply for lines of credit or other credit facilities from banks or other financial institutions.

Historical results and cash flows

We have historically incurred operating losses. For the first three years of the Company's history, we were in a research and development stage. In February, 2018, we introduced our product, the Tap Strap, into the market. Over the course of 2018, we incurred significant expenditures of approximately $500,000 in tooling costs for the manufacture of our product. In addition, we purchased our initial inventory to facilitate mass production. Revenues for our first year on the market were $760,893, with a gross margin of $489,000.

In the following year, 2019, the Company's net revenues nearly doubled, totaling $1,311,181 compared with $$760,893 for 2018. This trend continued in 2020 when the Company's net revenues were $885,346. For 2021, the Company's net revenues were $705,434. In the most recent fiscal year, 2022, the Company's net revenues were $356,522. Expenses in Research and Development had held fairly constant on a year-over-year basis through 2021. In 2022, in connection with the Company's development of the TapXR®, R&D costs increased significantly. As our sales volumes increase, our manufacturing costs for the Tap Strap are expected to decline, and we expect our gross margins to improve. We anticipate that the Company will consume less cash in 2023 than in 2022, as revenues increase, net loss decreases, and our investment in capital equipment decreases.

Our results of operations have been negatively impacted by the coronavirus outbreak

The worldwide COVID-19 pandemic has had a negative impact on the Company and its operations. We rely on third-party suppliers and manufacturers located in China and the outbreak has caused delays to our supply chain. Furthermore, we believe that some potential customers decided to delay or forego their purchase of our product in the current environment. These developments negatively impacted our sales and operating results.

Looking forward, the future impact of the COVID-19 pandemic is not fully known, and cannot be predicted with certainty. A poor economic environment resulting from the continuing negative impacts of COVID-19 could result in continuing delays to our supply chain and significant decreases in demand for our product, including the delay or cancellation of current or anticipated purchases.

TRANSACTIONS WITH RELATED PERSONS

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

Indebtedness
Creditor: Dovid Schick
Amount Owed: $4,750,000
Interest Rate: 0.0%
Maturity Date: March 31, 2025

The conversion price applicable to these convertible loans is $1.00 per share. These loans are secured by a security interest in the Company's assets.

Early repayment of the loan can be triggered in the event that: (a) the Company consolidates with or merges with or into another entity or person, (b) the Company sells all or substantially all of its assets to another entity or person, (c) a majority of the Company's equity securities are sold to another entity or person, or (d) an initial public offering of the Company's Common Stock, having gross proceeds of not less than $5,000,000 takes place; or (e) the Company defaults in the performance of any of its obligations under the applicable loan agreement.

Creditor: Ran Poliakine
Amount Owed: $100,000
Interest Rate: 0.0%
Maturity Date: April 30, 2018
The conversion price applicable to these convertible loans is $1.25 per share. This loan is secured by a security interest in the Company's assets. To date, the lender has not made an election with respect to the conversion of the principal amount of his loan into shares of common stock of the Company.

Financial Statements

Our financial statements for fiscal years ended December 31, 2021 and 2022 can be found at Exhibit A to this Memorandum.

Bad Actor Disclosure

None

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Dovid Schick

(Signature)

Dovid Schick

(Name)

Chief Executive Officer

(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/Dovid Schick

(Signature)

Dovid Schick

(Name)

CEO, Principal Executive Officer and Director, Principal Financial Officer and Principal Accounting Officer

(Title)

April 28, 2023

(Date)

/s/Sabrina Kemeny

(Signature)

Sabrina Kemeny

(Name)

President and Director

29

(Title)

April 28, 2023

(Date)

/s/Alec Marshall

(Signature)

Alec Marshall

(Name)

Director

(Title)

April 28, 2022

(Date)

/s/Eli Schick

(Signature)

Eli Schick

(Name)

Director

(Title)

April 28, 2023

(Date)

EXHIBITS

Exhibit A   Financial Statements

The accompanying notes are an integral part of these financial statements

TAP SYSTEMS INC.

(a Delaware corporation)

Financial Statements

For the years ended December 31, 2022 and 2021



INDEPENDENT AUDITOR'S REPORT

April 24, 2023

To: Board of Directors, TAP SYSTEMS Inc.
        Attn: Dovid Schick
Re: 2022-2021 Consolidated Financial Statement Audit

We have audited the accompanying consolidated financial statements of TAP SYSTEMS Inc. (a corporation organized in Delaware) (the "Company"), which comprise the consolidated balance sheets as of December 31, 2022 and 2021, and the related consolidated statements of operations, shareholder equity, and cash flows for the calendar year periods ended December 31, 2022 and 2021, and the related notes to such consolidated financial statements.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility
Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of the Company's financial statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion.

An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations, shareholder equity and its cash flows for the calendar year periods thus ended in accordance with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 10 to the financial statements, the Company has recurring losses from operations and has projected future working capital requirements in excess of existing cash reserves. These factors raise substantial doubt about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in the Notes to the financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Sincerely,

IndigoSpire CPA Group

IndigoSpire CPA Group, LLC
Aurora, Colorado

April 24, 2023

TAP SYSTEMS INC.
BALANCE SHEET
As of December 31, 2022 and 2021
See Independent Auditor's Report and Notes to the Financial Statements

	2022	2021
ASSETS		
Current Assets		
Cash and cash equivalents	$ 417,532	$ 424,689
Inventory	213,247	246,852
Prepaid expenses	63,468	1,500
Total current assets	694,247	673,041
Fixed assets, net of accumulated depreciation	46,702	27,964
Total Assets	$ 740,949	$ 701,005
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities		
Accounts payable	$ 114,832	$ 330,934
Credit cards payable	37,230	20,584
Sales tax payable	3,255	2,173
Deferred revenue	109,222	0
Accrued expenses and other current liabilities	230,513	308,384
Total current liabilities	495,052	662,075
Convertible loans payable	5,185,000	5,335,000
Line of credit payable	90,000	0
Interest payable	41,880	19,177
Other payables	0	276,423
SBA loans payable	496,505	499,270
Total Liabilities	6,308,437	6,791,945
STOCKHOLDERS' EQUITY		
Common Stock (50,000,000 shares authorized and 16,401,857 and 15,217,458 shares outstanding as of December 31, 2021 and December 31, 2020), net of offering costs	10,373,755	7,970,451
Accumulated currency translation adjustment	(147,901)	(56,910)
Retained deficit	(15,793,342)	(14,004,481)
Total Stockholders' Equity	(5,567,488)	(6,090,940)
Total Liabilities and Stockholders' Equity	$ 740,949	$ 701,005

TAP SYSTEMS INC.
STATEMENT OF OPERATIONS
For Years Ending December 31, 2022 and 2021
See Independent Auditor's Report and Notes to the Financial Statements

	2022	2021
Revenues	$ 356,522	$ 705,434
Cost of revenues	115,830	206,796
Gross profit	240,692	498,638
Operating expenses		
General and administrative	198,587	236,753
Research and development	1,556,466	1,215,557
Selling and marketing	498,611	723,301
Total operating expenses	2,253,664	2,175,611
Net Operating Loss	(2,012,972)	(1,676,973)
Interest income (expense), net of interest forgiveness	(27,273)	(25,702)
Depreciation (expense)	(12,084)	(600)
Grant and other income (expense)	279,590	80,922
(Provision) benefit for income taxes	(16,122)	(21,887)
Net Loss	$ (1,788,861)	$ (1,644,240)
Currency translation adjustment	(90,991)	(71,977)
Comprehensive loss	$ (1,879,852)	$ (1,716,217)

TAP SYSTEMS INC.
STATEMENT OF STOCKHOLDERS' EQUITY
For Years Ending December 31, 2022 and 2021
See Independent Auditor's Report and Notes to the Financial Statements

	Common Stock		Cumulative currency translation adjustment	Retained Earnings	Total Stockholders' Equity
	Shares	Par Value			
Balance as of January 1, 2021	**15,217,458**	**$ 6,915,036**	**$ 15,067**	**$ (12,360,241)**	**$ (5,430,138)**
Issuance of common stock, net of offering costs	1,184,399	1,055,415			1,055,415
Period translation adjustment			(71,977)		(71,977)
Net loss				(1,644,240)	(1,644,240)
Balance as of December 31, 2021	**16,401,857**	**$ 7,970,451**	**$ (56,910)**	**$ (14,004,481)**	**$ (6,090,940)**
Issuance of common stock, net of offering costs	1,495,307	2,403,304			2,403,304
Period translation adjustment			(90,991)		(90,991)
Net loss				(1,788,861)	(1,788,861)
Balance as of December 31, 2022	**17,897,164**	**$ 10,373,755**	**$ (147,901)**	**$ (15,793,342)**	**$ (5,567,488)**


TAP SYSTEMS INC.
STATEMENT OF CASH FLOWS
For Years Ending December 31, 2022 and 2021
See Independent Auditor's Report and Notes to the Financial Statements


	2022	2021
Cash Flows from Operating Activities		
Net Loss	$ (1,788,861)	$ (1,644,240)
Adjustments to reconcile net income (loss)		
to net cash provided by operations:		
Add currency translation adjustment	(90,991)	(71,977)
Add depreciation	19,302	12,334
Changes to operating assets and liabilities		
(Increase) Decrease in accounts receivable	0	1,238
(Increase) Decrease in inventory	33,605	124,064
(Increase) Decrease in prepaid expenses	(61,968)	2,500
Increase (Decrease) in accounts and credit cards payable	(199,456)	(188,520)
Increase (Decrease) in all other current liabilities	32,431	95,417
Increase (Decrease) in interest payable	22,703	15,433
Net cash used in operating activities	(2,033,235)	(1,653,751)
Cash Flows from Investing Activities		
Proceeds (acquisition) of fixed assets	(38,040)	(10,974)
Net cash provided by investing activities	(38,040)	(10,974)
Cash Flows from Financing Activities		
Proceeds from the issuance of common stock, net of offering costs	2,403,304	1,055,415
Proceeds from issuance of convertible notes	(60,000)	445,000
Proceeds from / (repayment of) loans payable	(279,186)	306,409
Net cash provided by financing activities	2,064,118	1,806,824
Net change in cash and cash equivalents	(7,157)	142,099
Cash and cash equivalents at beginning of period	424,689	282,590
Cash and cash equivalents at end of period	$ 417,532	$ 424,689

TAP SYSTEMS INC.
NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEAR PERIODS ENDED DECEMBER 31, 2022 and 2021
See Independent Auditor's Report and Notes to the Financial Statements

NOTE 1 – NATURE OF OPERATIONS

TAP SYSTEMS INC. ("TAP SYSTEM") was incorporated in Delaware on February 3, 2015 before redomiciling to California on March 15, 2016. The Company develops, manufactures and sells an innovative, intelligent wearable gadgets and distributes those products via online platforms.

TAP WITH US LTD ("TAP LTD") was incorporated on November 6, 2017 under the laws of Israel, which is a 100 percent owned subsidiary of TAP SYSTEM. TAP LTD is funded by TAP SYSTEM and solely provides R&D services to TAP SYSTEM. Collective, TAP SYSTEM and TAP LTD will be referred to as the "Company". The financial statements provide the position and the results of TAP SYSTEM and TAP LTD as consolidated financial statements of the Company.

Since Inception, the Company has relied on the issuance of common and loans to fund its operations. As of December 31, 2022, the Company had an accumulated deficit and will likely incur additional losses prior to generating income. These matters raise concern about the Company's ability to continue as a going concern. During the next twelve months, the Company intends to fund its operations with funds from revenue producing activities. If the Company cannot secure additional short-term capital, it may cease operations. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The accompanying financial statements may not include all the information and notes required by GAAP for complete financial statements. In the opinion of management, all adjustments considered necessary for the fair presentation of the audited financial statements for the years presented have been included.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates inherent in the preparation of the accompanying financial statements include valuation of provision for refunds and chargebacks, equity transactions and contingencies.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of December 31, 2022 and 2021, the Company had $417,532 and $424,689 of cash on hand, respectively.

Fixed Assets

Fixed assets are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. In accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 350-40, Accounting for Costs of Computer Software Developed or Obtained for Internal Use, the Company has capitalized external direct costs of material and services developed or obtained for software development projects. Amortization for each software project begins when the computer software is ready for its intended use.

Depreciation is provided using the straight-line method, based on useful lives of the assets which range from three to fifteen years.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2022 as the company has $46,702 of net book value of assets.

Fair Value Measurements

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

Income Taxes

Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

There is a 100 percent valuation allowance against the net operating losses generated by the Company at December 31, 2022 and 2021. However, the Company is subject to income taxes on the income of TAP LTD.

The Company evaluates its tax positions that have been taken or are expected to be taken on income tax returns to determine if an accrual is necessary for uncertain tax positions. The Company will recognize future accrued interest and penalties related to unrecognized tax benefits in income tax expense if incurred.

Revenue Recognition

Sales Income - During 2019, the company adapted the provision of ASU 2014-09 Revenue from Contracts with Customers ("ASC 606").

ASC 606 provides a five-step model for recognizing revenue from contracts:

1. Identify the contract with the customer
2. Identify the performance obligations within the contract
3. Determine the transaction price
4. Allocate the transaction price to the performance obligations
5. Recognize revenue when (or as) the performance obligations are satisfied

The Company recognizes revenue when delivery has occurred and collectability is reasonably assured. For years ending December 31, 2022 and 2021 the Company recognized $356,522 and $705,434 in revenue, respectively. The Company has accrued for projected sales returns in $47,374.37 and $39,374 during 2022 and 2021, respectively.

In 2022, the Company received $109,222 in pre-orders for a new model of the Company's product. The Company records the receipt of these funds as deferred revenue and will record sales as the orders are filled and the products are shipped.

Costs of Goods Sold

The Company records the direct labor, direct material, certain overhead items and depreciation as relating the costs of goods sold.

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms requiring payment within 30 days from the invoice date. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. As of December 31, 2022 and 2021, the company did not have any accounts receivable.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Advertising

The Company expenses advertising costs as they are incurred.

Recent Accounting Pronouncements

In February 2016, FASB issued ASU No. 2016-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2016-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2018, FASB amended ASU No. 2018-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2018, amendments to existing accounting guidance were issued through Accounting Standards Update 2018-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – FIXED ASSETS

The balances of long-lived assets and estimated useful lives held by the Company as of December 31 consists of computer equipment (depreciated over 3 years), manufacturing tooling (depreciated over 2 years) and other furniture and equipment (depreciated over 15 years):

	2022	2021
Beginning balance, net	27,964	29,323
Add: asset additions	38,040	10,974
Less: depreciation and amortization expense	(19,302)	(12,333)
Ending balance of long-lived assets, net	**$ 46,702**	**$ 27,964**

NOTE 4 – INCOME TAX PROVISION

The Company intends to file its income tax return for the period ended December 31, 2022 by the due date set by the Internal Revenue Service. The return will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed.

Since the passage of the Tax Cuts and Jobs Act of 2017 ("TJCA"), net operating losses can be carried forward indefinitely. Net operating loss carryforwards for state income tax purposes approximate those available for Federal income tax purposes.

NOTE 5 – OPERATING EXPENSES

The Company incurs general, selling and administrative expenses in the normal course of its business. The detail of those expenses for the calendar years ended December 31, 2022 and 2021 is as follows:

	2022	2021
Research and development	$ 1,556,466	$ 1,215,557
Advertising and promotional	346,119	547,143
Legal and professional service	93,041	119,768
Selling expense	54,747	121,401
Payroll expenses	97,745	54,757
Bank charges	3,680	7,370
Travel	3,695	14,219
Dues & subscriptions	12,953	13,350
Office expenses	63,339	57,292
Insurance	15,067	15,003
Rent	1,620	6,299
Potential investment relationship	1,917	894
Taxes and licenses	3,275	2,558
	$ 2,253,664	$ 2,175,611

NOTE 6 – STOCKHOLDERS' EQUITY

The Company has a single class of equity outstanding, common stock. The Company has authorized 50,000,000 shares of common stock with issued and outstanding shares of 17,897,164 and 16,401,857 as of December 31, 2022 and 2021, respectively.

Additionally, as described below, the Company has convertible debt instruments that can convert to common stock totaling another 4,874,000 shares and options and warrants that can provide for the issuance of another 2,842,535 shares.

NOTE 7 – DEBT

The Company has several outstanding debt obligations: convertible notes totaling $5,185,000 and government-backed loans totaling $496,506.

The Company and Dovid Schick, its chief executive, entered into two loan and security agreements with the effective date as of April 30, 2016 and February 21, 2018, respectively, with the aggregate principal loan amount of $4,750,000. The lender has the sole option for all or part of the unpaid principal of the loan to be converted into shares of common stock of the company with one dollar twenty-five cents ($1.25) per share. Additionally, for each share issued to Mr. Schick in a conversion, Mr. Schick also receives a warrant to purchase one share of common stock at $1.25 per share. If the lender elects not to convert the outstanding loan into shares, then the company will repay to the lender the full unconverted principal of the loan on or before the earlier of :(i) February 20, 2020; (ii) the date which is one(1) business day following the occurrence of any of the following : (a)the Borrower consolidates with or merges with or into another entity or person, (b) the company sells all or substantially all of its assets to another or person, (c) a majority of the company's equity securities are sold to another entity or person, or (d) an initial public offering of the company's common stock having gross proceeds of not less than $5,000,000; or (iii) the company's default in the performance of any of its obligations under this agreement. As discussed in Note 8, the convertible notes held by Mr. Schick do not bear interest. In November 2022, the conversion price was changed from $1.25 to $1.0 along with the cancelation of the warrants. The convertible loan maturity date was extended to March 2025.

Another loan agreement totaling $100,000 with Ran Poliakine was signed on April 30, 2016 and expired on April 30, 2018.

The Company also issued a convertible note for $40,000 to other investors. This convertible note does not bear interest.

In August 2021, the Company entered into a 24-month line of credit for $73,000 from Amazon Lending. The loan bears interest at 6.99 percent interest per annum. The company paid off the line credit in March 2022.

Additionally, in December 2022, the Company borrowed $90,000 against a line of credit with a 6.99 percent interest rate.

NOTE 8 – COMMITMENTS AND CONTINGENCIES

The Company is not subject to any pending or threatened litigation as of the balance sheet date.

NOTE 9 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operation in 2015 and incurred a loss since inception. The Company has a limited operating history. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 10 – SUBSEQUENT EVENTS

Management's Evaluation
Management has evaluated subsequent events through April 24, 2023, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.